QuickLinks -- Click here to rapidly navigate through this document

Exhibit 20.1
Press Release

FOR IMMEDIATE RELEASE

Contacts:	Edward C. Milligan	Samuel B. Hay III
	President & CEO	Chief Operating Officer
	Main Street Banks	Main Street Banks
	(770) 422-2888	(770) 385-2424

Main Street Banks Announces Stock Repurchase Program

    ATLANTA—(DATE), 2001—Main Street Banks, Inc. (Nasdaq: MSBK), the largest and highest performing community bank in metropolitan Atlanta, today announced that the Board of Directors has authorized a common stock repurchase program for up to 150,000 shares of the Company's 15,641,114 shares outstanding as of June 30, 2001. While this action represents an initial authorization for share repurchases, the Company will review periodically the buyback program and the merits to further increases in the authorized level.

    "The Board decision to repurchase stock reflects management's confidence in our Company's performance, its future prospects and in the long-term integrity of the American markets," said chief executive officer Edward C. Milligan. "We believe the recent decline in our stock price provides an excellent opportunity to increase shareholder value through share repurchases. Given our growth strategy, the dynamic markets in which we operate, our operational performance to date and our strong asset quality, we believe the repurchase program is in the best interests of our shareholders."

    Any purchases under the Company's stock repurchase program may be made, from time-to-time, in the open market or in privately negotiated transactions. The timing and amount of any repurchase of shares will be determined by the Company's management, based on its evaluation of market conditions and other factors. The repurchase program may be suspended at any time or from time-to-time without prior notice. Any repurchased shares may be available for use in connection with its stock plans and for other corporate purposes.

About Main Street

    Main Street Banks, Inc., a $1 billion-asset community banking organization based in metropolitan Atlanta, provides a broad range of banking, brokerage, insurance, and mortgage products and services through its 21 branch offices located in 12 of Georgia's fastest growing communities. The bank was created through the May 24, 2000 merger of First Sterling Banks, Inc. and Main Street Banks Incorporated in a pooling of interests transaction, creating the largest and highest performing community banking company in the greater Atlanta area.

Safe Harbor

    Statements made in this press release, other than those containing historical information, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Act of 1995. Such statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements. Main Street cautions readers that results and events subject to forward-looking statements could differ materially due to the following factors: possible changes in economic and business conditions; the ability of Main Street to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, laws and regulations; the effects of easing of restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of loans; the effects of changing interest rates and other risks and factors identified in the company's filings with the Securities and Exchange Commission.

###

5

QuickLinks

  Exhibit 20.1 Press Release
Main Street Banks Announces Stock Repurchase Program